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SEC Mail Processing Section

MAR 01 2012

Washington, DC 122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECTION RECEIVED PROCESSING FEB 29 2012 WASH., D.C. 198 SECTION

SEC FILE NUMBER
8- 46840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCI, Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Mermaid's Bight
(No. and Street)

Naples	FL	34103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J Kiely (312) 786-5961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steger, John R.
(Name – *if individual, state last, first, middle name*)

401 South LaSalle Street,	Chicago	IL	60605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

'PUBLIC'

OATH OR AFFIRMATION

I, Fred Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCI Limited Partnership, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President of Rice Trading, Inc., Gen. Partner of RCI, LP

Title

OFFICIAL SEAL
MICHAEL J MARTIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/09/14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RCI LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2011

RCI LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2011

CONTENTS

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 South LaSalle Street, Suite 606
Chicago, IL 60605
(312) 786.5974

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Partners
RCI Limited Partnership
Naples, Florida

We have audited the accompanying statement of financial condition of RCI Limited Partnership (the Company) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCI Limited Partnership as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

John R Steger, CPA

Chicago, Illinois
February 28, 2012

RCI LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Due from clearing organization	$ 9,609,377
Marketable securities, at market value	3,848,135
Other investment, at cost	244,543
Limited partnership interest	10,000
Office equipment, net of depreciation	5,406
Total assets	$ 13,717,461

LIABILITIES AND MEMBERS'CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 2,869,933
Members' capital	10,847,528
Total liabilities & members' capital	$ 13,717,461

See Accompanying Notes to Financial Statements

RCI LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1. Organization and Nature of Business

Organization

RCI Limited Partnership (The "Partnership") was organized under the Uniform Limited Partnership Act of Illinois on February 2, 1994. The business of the Partnership is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Partnership has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) since 1994. The Company was also a member of the Chicago Board Options Exchange (CBOE) from 1994 until CBOE demutualized on June 18, 2010. CBOE continues to be the Company's self-regulatory organization. The Partnership is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Partnership does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

NOTE 2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the amount and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Securities are recorded at fair value in accordance with FASB ASX 820, *Fair Value Measurements and Disclosures*.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Partnership enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Depreciation

Office equipment is recorded at cost, and is depreciated over five years using a straight line method. Depreciation for the year ended December 31, 2011 was $1,352.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

RCI LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Statement Presentation and Classification

Fair Value Measurements on a Recurring Basis

As of December 31, 2011

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Securities owned:					
Equities	$1,004,216				$1,004,216
Derivatives	2,843,919				2,843,919
TOTALS	$3,848,135				$3,848,135
LIABILITIES					
Securities sold, not yet purchased:					
Derivatives	$2,869,933				$2,869,933
TOTALS	$2,869,933				$2,869,933

NOTE 4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable
Receivable from clearing organizations	$9,609,377
	$9,609,377

NOTE 5. Financial Instruments

Derivatives financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally

forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Premiums and unrealized gains and losses for written and purchased options contracts, are recognized gross in the statement of financial condition.

During 2011 the Partnership's principal transaction revenues consisted of equity activities (including equity shares, options, futures on stock indexes, options on stock indexes) totaling $2,758,990.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of

market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. the Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

	Notional or Contract Amount
Commodities/Financial/Interest Rate:	
Futures contracts (Long)	$453,930,900
Futures contracts (Short)	591,231,000
Options held	207,668,900
Options written	1,443,595,250
Equity:	
Options held	311,570,400
Options written	1,443,724,800
Total	$4,451,721,250

The majority of the Company's transactions with off-balance-sheet risk are short-term in duration with a weighted average maturity of approximately less than one year.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. LIMITED PARTNERSHIP INTEREST

The investment represents Class C limited partnership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

NOTE 8. GUARANTEES

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

NOTE 9. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company is treated as a partnership for U.S. federal income tax purposes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. Income taxes, if any, are the responsibility of each individual partner.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Uncertain tax positions are evaluated in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Fund to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements, as they believe that all tax positions for any years for which the statute of limitations remains open, (2008, 2009, and

2010, will be sustained upon examination. Further, management does not believe that any additional liabilities exist for payroll, sales & use, excise, or any other federal, state or local tax.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain “minimum net capital” equivalent to $100,000 or 6 2/3% of “aggregate indebtedness,” whichever is greater, as these terms are defined. At December 31, 2011 the Company had net capital of $9,101,017 which was $9,001,017 in excess of its required capital.

NOTE 11. SUBSEQUENT EVENTS

FASB Statement No. 165, Subsequent Events, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

Management has evaluated subsequent events through February 28, 2012, the date the financial statements were issued.